SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. __)1


                                 UNIVERSAL CORP
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    913456109
                                 (CUSIP NUMBER)



                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  /X/      Rule 13d-1(b)
                  / /      Rule 13d-1(c)
                  / /      Rule 13d-1(d)




---------------------
1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 913456109


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1. NAME OF REPORTING PERSONS: DREMAN VALUE MANAGEMENT LLC.  I.R.S.
IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 22-3499132
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) (b)
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION  State of Delaware
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     NUMBER OF      5.    SOLE VOTING POWER                                                                 462,993
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                2,725,451
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                    7. SOLE DISPOSITIVE POWER                                                             3,188,444
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                    8. SHARED DISPOSITIVE POWER
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      3,188,444
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES 10. CERTAIN SHARES*
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                     12.8%
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12.     TYPE OF REPORTING PERSON*                                                                                IA
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 913456109



Item 1(a).        Name of Issuer:

                  Universal Corp.



Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1501 North Hamilton Street

                  Richmond, VA 23230



Item 2(a).        Name of Persons Filing:

                  Dreman Value Management LLC



Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  520 East Cooper Avenue, Suite 230-4

                  Aspen, CO 81611



Item 2(c).        Citizenship:

                  State of Delaware



Item 2(d).        Title of Class of Securities:

                  Common Stock



Item 2(e).        CUSIP Number:

                  913456109


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CUSIP No. 913456109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                      (a)           [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)           [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)           [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 3,188,444

     (b)  Percent of class: 12.8%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or direct the vote: 462,993

          (ii) Shared power to vote or direct the vote: 2,725,451

          (iii) Sole power to dispose or to direct the disposition of: 3,188,444

          (iv) Shared power to dispose or to direct the disposition of:



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CUSIP No. 913456109

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identifies. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  If a parent company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.           Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach and exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.           Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification.

(a) The following certification shall be included in the statement if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 913456109


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 4, 2004
                                ----------------
                                      Date

                                 /S/ Lloyd Jagai
                                 ---------------
                                    Signature

                     Lloyd K. Jagai, Chief Operating Officer
                    -----------------------------------------
                                   Name/Title